

Mail Stop 3030

February 24, 2009

VIA U.S. MAIL and FACSIMILE

Ms. Holly Roseberry
Chief Executive Officer and Principal Financial Officer
Hybrid Technologies, Inc.
4894 Lone Mountain #168
Las Vegas, NV 89130

> RE: **Hybrid Technologies, Inc.**
> **Form 10-K for the fiscal year ended July 31, 2008**
> **Filed November 12, 2008**
> **File No. 0-33391**

Dear Ms. Roseberry:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 31, 2008

Report of Independent Registered Public Accounting Firm, page 20

1. Please have your auditor, Wiener, Goodman & Company P.C., revise their report to include the city and state where issued as required by Article 2-02(a)(3) of Regulation S-X.

2. Auditor association with cumulative data is required on an annual basis as long as a registrant is in the development stage. Please have your auditors revise their report to specifically indicate they audited the cumulative data for the period from inception (April 12, 2000) though July 31, 2008.

3. We see this report indicates that your auditor conducted their audit in accordance with auditing standards generally accepted in the United States of America. Please have your auditors revise their audit report to specifically indicate, if true, they conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). See Auditing Standard No. 1 and Article 2 of Regulation S-X.

4. Please tell us why the auditors' report does not refer to the Company as "a development stage company".

Consolidated Statements of Operations, page 23

5. Please revise your future filings to remove the "compensatory element of stock issuance" line-item from the face of your statements of operations and, instead, reflect the amounts in the appropriate captions of the statements based on the type of expense. As indicated in SAB Topic 14-F, you may present the related stock-based compensation expenses in a parenthetical note to the appropriate income statement line items. That guidance also indicates that you may present the information in the notes to the financial statements or within MD&A.

6. We refer to the loss from the sale of other assets of $314 thousand in the year ended July 31, 2007. We generally believe that gains and losses resulting from the write-down or sale of assets previously used in operations should be classified as operating items in the income statement. This treatment appears consistent with the guidance prescribed by SFAS 144, as well. Accordingly, in future filings please classify these items in the operating section of the income statement, or tell us why you consider the present classification appropriate.

Consolidated Statements of Cash Flows, page 25

7. We see from this statement you invested approximately $688 thousand in subsidiaries in fiscal 2008. Please tell us the nature of the cash outflows that are part of the referenced 2008 investments. Specifically tell us the amount, if any, of such cash outflows that were made to acquire a business or businesses. Please disclose the nature of the referenced cash outflow in future filings.

Notes to Consolidated Financial Statements, page 26

Note 1 Financial statement presentation, page 26

Significant Accounting Policies, page 27

8. Please revise future filings to disclose your accounting policies for internal research and development expenditures, including R&D conducted for others and/or contracted R&D, if any. Your disclosure should quantify R&D costs incurred and describe the types of costs included, such as salaries, building costs, utilities, administrative expenses and other such items.

Discontinued Operations, page 29

9. We note on page 26 the Company sold their controlling interest of approximately 69% of the outstanding common stock in Zingo, Inc. (now Superlattice Power, Inc. "SPI"), which is currently researching and developing rechargeable lithium batteries. Prior to the sale the Company entered into a license agreement with SPI providing its patent applications and technologies for rechargeable lithium ion batteries for hybrid vehicles and other applications. Under the agreement, the company has the right to purchase and receive lithium ion batteries from SPI in preference to and on a priority basis to other customers and at SPI's actual manufacturing costs for such batteries. Please tell us why you believe this disposition meets the criteria for presentation as a discontinued operation. Please be detailed as possible in your response and specifically address how the guidance at paragraph 42 of SFAS 144 impacts your accounting and presentation requirements for the referenced sale.

Form 10-Q for the Quarter Ended October 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, Three Month Ended October 31, 2008 and 2007, page 16

10. Management's Discussion and Analysis of Operations ("MD&A") should provide details of the Company's financial condition, changes in financial condition and results of operations. Key variable and other qualitative and quantitative factors should be discussed which are necessary to an understanding and evaluation of the Company. Known trends should also be discussed. The current disclosures which only state the amounts included in the financial statements are not sufficient and do not satisfy the requirements of Item 303 of Regulation S-X. Please revise future filings to provide a detailed discussion of each of the reasons for the significant variances in revenue and expense amounts each period. Where changes in financial statement line items are the result of more than one factor and/or offsetting factors, the impact of individually significant factors should be quantified to the extent practicable. Significant changes in balance sheet amounts should also be addressed. Discuss any trend or change of a trend and its impact on future operations. Emphasis should be on the prospects for the future. Discuss management's plan to address unfavorable conditions, and what impact management expects to see upon implementation of their plan.

As appropriate, please revise your documents and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

Holly Roseberry
Hybrid Technologies, Inc.
February 24, 2009
Page 5

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant